

September 13, 2012

Advantage Oil & Gas Ltd. Announces Results of Special Meeting of Shareholders

CALGARY, ALBERTA – Advantage Oil & Gas Ltd. (TSX: AAV, NYSE: AAV) ("**Advantage**") announces that at the special meeting of shareholders of Advantage held earlier today, shareholders approved the adoption by Advantage of a stock option plan. The stock option plan provides for long-term equity based compensation for directors, officers and employees of, and consultants to Advantage.

A copy of the stock option plan is available on Advantage's SEDAR profile at www.sedar.com.

For further information contact:

ADVANTAGE OIL & GAS LTD.
Phone: (403) 718-8000, Fax: (403) 718-8300
Web Site: www.advantageog.com
E-mail: ir@advantageog.com
Devon Tower, Suite 700, 400, 3rd Avenue S.W.
Calgary, Alberta T2P 4H2